UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

499172105

(CUSIP Number)

Britton T. Taplin

1550 17th Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Britton T. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 390,131
	8	SHARED VOTING POWER 577,702
	9	SOLE DISPOSITIVE POWER 390,131
	10	SHARED DISPOSITIVE POWER 577,702

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 967,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.36%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank F. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 383,872
	8	SHARED VOTING POWER 566,192
	9	SOLE DISPOSITIVE POWER 383,872
	10	SHARED DISPOSITIVE POWER 566,192

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.22%
14	TYPE OF REPORTING PERSON* IN

Part II to Schedule 13D

This Amendment No 1 to Schedule 13D (this “Amendment No. 1”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class A Common Stock, par value $0.01 per share (“Class A Common”), of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by Abigail LLC, a Colorado limited liability company (“Abigail”), that appeared in the Schedule 13D filed by the Reporting Persons on February 14, 2022 (the “Initial Filing”). This Amendment No. 1 (a) updates certain information with respect to certain Reporting Persons under the Initial Filing and (b) reflects the acquisition and/or disposition of shares of Class A Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 5. Interest in Securities of the Issuer.

The statements under the heading Britton T. Taplin, which appear in the Initial Filing, are hereby deleted and replaced in their entirety by the following:

Britton T. Taplin. Mr. Britton Taplin has the sole power to vote and dispose of 390,131 shares of Class A Common. Mr. Britton Taplin is deemed to share with his spouse (DiAhn E. Taplin) the power to vote and dispose of 11,510 shares of Class A Common, is deemed to share with the Taplin Family the power to vote and dispose of 326,532 shares of Class A Common held in a trust for Abigail and is deemed to share with the Taplin Family the power to vote and dispose of 239,660 shares of Class A Common held in a trust for Corky, LLC, a Colorado limited liability company. Collectively, the 967,833 shares of Class A Common beneficially owned by Mr. Britton Taplin constitute approximately 7.36% of the Class A Common outstanding as of December 31, 2022.

The statements under the heading Frank F. Taplin, which appear in the Initial Filing, are hereby deleted and replaced in their entirety by the following:

Frank F. Taplin. Mr. Frank Taplin has the sole power to vote and dispose of 383,872 shares of Class A Common. Mr. Frank Taplin is deemed to share with the Taplin Family the power to vote and dispose of 326,532 shares of Class A Common held in a trust for Abigail and is deemed to share with the Taplin Family the power to vote and dispose of 239,660 shares of Class A Common held in a trust for Corky, LLC, a Colorado limited liability company. Collectively, the 950,064 shares of Class A Common beneficially owned by Mr. Frank Taplin constitute approximately 7.22% of the Class A Common outstanding as of December 31, 2022.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided with respect to the Stockholders’ Agreement is hereby amended by inserting at the end thereof the following:

Stockholders’ Agreement

Effective December 12, 2022, each of the Issuer and the participating stockholders identified on the signature pages of the Stockholders Agreement, as amended (“Participating Stockholders”), executed and delivered an Amendment to the Stockholders’ Agreement amending the Stockholders’ Agreement to add an additional Participating Stockholder under the Stockholders’ Agreement. A copy of the Amendment to the Stockholders’ Agreement is filed as Exhibit 16 hereto and is incorporated herein by reference thereto.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended by adding the following:

Exhibit 16	Twelfth Amendment to Stockholders’ Agreement, dated as of December 12, 2022, by and among the Issuer, the new Participating Stockholder and the Participating Stockholders (incorporated by reference to Exhibit 41 filed with Amendment No. 11 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 14, 2023, Commission File Number 005-87003).

[Signatures begin on the next page.]

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

ABIGAIL LLC

By:	/s/ Britton T. Taplin
Britton T. Taplin
Manager

REPORTING PERSONS

/s/ Britton T. Taplin
Name: Britton T. Taplin on behalf of himself and as:

Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Frank F. Taplin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 15 hereto.